Exhibit 99.1

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
Annual General Meeting of Shareholders
May 4, 2021

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on May 4, 2021 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with satellite meeting places at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom and c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain, pursuant to notice duly given.

3)
As of April 30, 2021, the record date for the determination of shareholders entitled to vote at the Meeting, there were 110,797,738 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 82,615,064 shares of the Company’s Common Stock were voted, with at least two members represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2020, was as follows:

FOR	AGAINST	VOTE WITHHELD
82,543,632	22,365	49,067

7)	At the Meeting, the vote to approve the directors' remuneration report, excluding the directors' remuneration policy, for the year ended 31 December 2020, was as follows:

FOR	AGAINST	VOTE WITHHELD
79,763,404	2,758,584	93,076

8)	At the Meeting, the vote to approve the directors' remuneration policy was as follows:

FOR	AGAINST	VOTE WITHHELD
79,679,548	2,802,551	132,965

9)	At the Meeting, the vote to elect Michael Woolcombe as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,487,205	58,894	68,965

10)	At the Meeting, the vote to elect Michael Forsayeth as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,433,939	111,606	69,519

11)	At the Meeting, the vote to elect William Aziz as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,427,385	113,738	73,941

12)	At the Meeting, the vote to elect Brenda Eprile as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,464,087	87,583	63,394

13)	At the Meeting, the vote to elect Debora Del Favero as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,405,990	146,568	62,506

14)	At the Meeting, the vote to elect Arun Banskota as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,125,778	418,609	70,677

15)	At the Meeting, the vote to elect George Trisic as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,181,398	359,967	73,699

16)	At the Meeting, the vote to re-elect Santiago Seage as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,194,768	348,535	71,761

17)	At the Meeting, the vote regarding the re-appointment of Ernst & Young LLP and Ernst & Young S.L. to hold office until 31 December 2022, was as follows:

FOR	AGAINST	VOTE WITHHELD
82,523,846	45,685	45,533

18)	At the Meeting, the vote to authorize the Company’s audit committee to determine the remuneration of the auditors was as follows:

FOR	AGAINST	VOTE WITHHELD
82,482,817	72,939	59,308

19)	At the Meeting, the vote to authorize the board of directors to issue shares was as follows:

FOR	AGAINST	VOTE WITHHELD
80,982,684	1,548,692	83,688

20)
At the Meeting, the vote to authorize the board of directors to issue equity securities without pre-emptive rights up to approximately a 10% of the aggregate nominal value of the issued share capital of the Company was as follows:

FOR	AGAINST	VOTE WITHHELD
82,232,958	183,667	198,439

21)
At the Meeting, the vote to authorize the disapplication of pre-emptive rights up to an additional amount of approximately a 10% of the aggregate nominal value of the issued share capital of the Company, was as follows:

FOR	AGAINST	VOTE WITHHELD
66,031,293	16,382,984	200,787

22)	At the Meeting, the vote to authorize the redemption of the share premium account, was as follows:

FOR	AGAINST	VOTE WITHHELD
82,328,257	136,286	150,521

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 4th day of May 2021.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo